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                           July 26, 2022

       Caroline Beasley
       Chief Executive Officer
       Beasley Broadcast Group, Inc.
       3033 Riviera Drive, Suite 200
       Naples, Florida 34103

                                                        Re: Beasley Broadcast
Group, Inc.
                                                            Form 8-K filed May
9, 2022
                                                            Response filed July
15, 2022
                                                            File No. 000-29253

       Dear Caroline Beasley:

              We have reviewed your July 15, 2022 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2022 letter.

       Form 8-K filed May 9, 2022

       Exhibit 99.1, page 6

   1. We note your response to comment two. Please confirm that in your reconciliations of
                                                        Free Cash Flow, you
will begin with the most comparable GAAP measure, net cash
                                                        provided by (used in)
operating activities.
 Caroline Beasley
Beasley Broadcast Group, Inc.
July 26, 2022
Page 2



        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions.



                                                         Sincerely,
FirstName LastNameCaroline Beasley
                                                         Division of
Corporation Finance
Comapany NameBeasley Broadcast Group, Inc.
                                                         Office of Technology
July 26, 2022 Page 2
cc:       Brian D. Miller
FirstName LastName